Exhibit 5.5

SANDERS,RANCK & SKILLING , P.C.

ATTORNEYS AT LAW

P.O.BOX 1005

TOCCOA, GEORGIA 30577

LAW OFFICES

JANNEY E. SANDERS	597 BIG A ROAD
BRIAN C. RANCK	706-886-7533
MATTHEW D. SKILLING	FAX: 706-886-0617
REAL ESTATE FAX: 706-282-0766
EMAIL:jsanders@toccoalaw.com
www.toccoalaw.com

August 8, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Jefferies LLC

as representatives of the Initial Purchasers

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporate

One Bryant Park

New York, New York 10036

Jefferies LLC,

520 Madison Avenue

New York, NY 10022

Re:	$300,000,000 aggregate principal amount of 5.125 % Senior Notes due 2022 of
Acadia Healthcare Company, Inc.

Ladies and Gentlemen:

We have acted as special Georgia counsel to Lakeland Hospital Acquisition, LLC a Georgia limited liability company, (the “Georgia Guarantor”) in response to the requirement in Section 7(b)(vi) of the Purchase Agreement (the “Purchase Agreement”), dated as of June 17, 2014 (“Closing Date”), by and among Acadia Healthcare Company, Inc. (““Company” and Acadia”), the Acadia Guarantors (as defined therein), including the Georgia Guarantor, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each acting on behalf of itself and as the representative of the several Initial Purchasers, and Jefferies, LLC, in connection with the sale and delivery to the Initial Purchasers under the terms of the Purchase Agreement of an aggregate principal amount of $300,000,000 of the Company’s 5.125 % Senior Notes due 2022 (the “Notes”)”. Unless otherwise indicated, capitalized terms used herein but not otherwise defined herein have the respective meanings set forth in the Purchase Agreement.

In that connection, we have examined copies of the following documents:

1.	Preliminary Offering Memorandum, as supplemented or amended by the Pricing Supplement, (collectively, the “Time of Sale Document”);

2.	Final Offering Memorandum

3.	Purchase Agreement;

4.	Indenture;

5.	Registration Rights Agreement;

6.	Regulation S Temporary Global Note;

7.	Rule 144A Global Note

8.	Guarantees;

The documents identified in 3-8 above are herein referred to as the “Transaction Documents”.

In connection with rendering our opinion, we have examined those certain organizational documents, including original filed charters, by-laws, certificates of incorporation, Certificate of Conversion, Articles of Organization certain certificates of good standing, resolutions and consents authorizing the actions related to the Credit Agreement of Georgia Guarantor (the “Chater Documents”), and the Transaction Documents.

In rendering the opinions expressed herein, we have assumed the genuineness of all signatures by each party, the authority of each person or persons who executed any document on behalf of another person or entity, that all documents have or will be signed as designated, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as conformed or photostatic copies.

Whenever any opinion or confirmation set forth in this letter is qualified by the words “to our knowledge” or by other words of similar meaning, such words mean the actual current awareness by lawyers in this firm of factual matters such lawyers recognize as being relevant to the opinion or confirmation so qualified. Except as may be expressly described herein, we have not undertaken any investigation to determine the existence or absence of facts and no inference as to our knowledge of the existence or absence of facts should be drawn from our serving as counsel to the Georgia Guarantor in connection with the transactions contemplated by the Transaction Documents (collectively, the “Transactions”).

As to various factual matters that are material to our opinions and confirmations set forth in this letter, we have relied on the representations and warranties of the parties in the Transaction Documents as well as upon the various statements and certifications provided therein. We have not independently verified, nor do we assume any responsibility for the factual accuracy or completeness of, any such representations, warranties, statements or certifications.

Based upon the foregoing assumptions and subject to the qualifications hereinafter set forth, it is our opinion that, as of the date hereof:

1.	The Georgia Guarantor has been duly formed and is validly existing and in good standing under the laws of Georgia.

2.	The Georgia Guarantor has all necessary company power and authority to conduct its business and to own, lease and operate its properties and assets as described in the Transaction Documents and to take and has duly taken all action necessary under its governing instruments to execute, deliver and perform its obligations under the Transaction Documents and to consummate the Transactions to which it is a party.

3.	The execution, delivery and performance of the Transaction Documents and related documents and the consummation of the Transactions by the Georgia Guarantor has been duly and validly authorized by it.

4.	The Transaction Documents have been duly and validly executed and delivered by the Georgia Guarantor.

5.	The Georgia Guarantor is not in violation of its Charter Documents, any Georgia Governmental Authority, other than (A) as disclosed in the Transaction Documents or (B) breaches or defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.	The execution and delivery by the Georgia Guarantor of each Transaction Document to which it is a party does not, and the performance by the Georgia Guarantor of its obligations thereunder, and the Transactions, will not (i) conflict with, violate, constitute a breach of or default (with the passage of time or otherwise), or (ii) result in the imposition of any Lien on any of the assets of any of the Georgia Guarantor, the imposition of any penalty under or pursuant to, in each case, (A) any of the provisions of the Charter Documents of the Georgia Guarantor or (B) any Georgia Law.

7.	No consent, approval, authorization or order, filing or registration of or with any Governmental Authority in the State of Georgia is required for the execution, delivery or performance by the Georgia Guarantor of any Transaction Document to which it is a party or for the consummation of the Transactions except such (i) of those that have been obtained or made, as the case may be, and that are in full force and effect as of the date hereof, (ii) as may be required under the securities or “Blue Sky” laws of U.S., state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the Securities outside the U.S. in connection with the Transactions and (iii) those contemplated by the Registration Rights Agreement.

8.	The Exchange Guarantee has been duly authorized by the Covered Guarantor.

Our opinions herein regarding the legality, validity, binding effect or enforceability of any of the Transaction Documents or any sale made or security interest conveyed thereunder are subject to: (i) the effect of any applicable bankruptcy, fraudulent transfer, moratorium, insolvency, reorganization or other similar laws affecting the rights of creditors generally; and (ii) the effect of general principles of equity whether applied by a court of equity or law (and which general principles may include the following concepts: (a) principles governing the availability of specific performance, injunctive relief or other traditional equitable remedies; (b) principles affording traditional equitable defenses such as waiver, laches and estoppel; (c) implied duties of good faith and fair dealing; (d) implied requirements of reasonableness; (e) implied requirements of materiality of breaches; (f) the availability of defenses based on impracticability or impossibility of performance, (g) the effect of obstruction, failure to perform, or otherwise to act in accordance with an agreement by any person other than the person against whom enforcement of such agreement is sought; (h) the effect of Section 1-102(3) of the UCC; and (i) concepts of unconscionability).

We note that, to the extent that any of the Transaction Documents requires the Georgia Guarantor to pay any other person’s attorney’s fees, such provisions may be subject to compliance with any prior notice requirements or may be subject to any dollar or other limitations on collectible attorney’s fees that may be imposed under any applicable law. We also express no opinion herein as to the legality, validity, binding effect or enforceability of any indemnification provisions or waivers of rights to jury trial in the Transaction Documents to the extent that the enforcement thereof would contravene public policy.

We express no opinion with respect to any of the following (collectively, the “Excluded Laws”): (i) federal and state securities laws; (ii) Federal Reserve Board margin regulations; (iii) pension and employee benefit laws, e.g., ERISA; (iv) federal and state antitrust and unfair competition laws; (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Exon-Florio Act; (vi) the statutes, ordinances, administrative decisions and rules and regulations of counties, towns, municipalities and other political subdivisions (whether created or enabled through legislative action at the federal, state or regional level); (vii) federal and state environmental laws; (viii) federal and state land use and subdivision laws; (ix) federal and state tax laws; (x) federal and state laws relating to communications (including, without limitation, the Communications Act of 1934, as amended, and the Telecommunications Act of 1996, as amended); (xi) federal patent, copyright and trademark, state trademark and other federal and state intellectual property laws; (xii) federal and state racketeering laws, e.g., RICO; (xiii) federal and state health and safety laws, e.g., OSHA; (xiv) federal and state laws concerning aviation; (xv) federal and state laws concerning public utilities; (xvi) federal and state labor laws; (xvii) federal and state laws and policies concerning (A) national and local emergencies, (B) possible judicial deference to acts of sovereign states, and (C) criminal and civil forfeiture laws; and (xviii) other federal and state statutes of general application to the extent they provide for criminal prosecution (e.g., mail fraud and wire fraud statutes); and in the case of each of the foregoing, all rules and regulations promulgated thereunder or administrative or judicial decisions with respect thereto.

We are qualified to practice law in the State and we do not purport to be experts on, or to express any opinion herein concerning, any matter governed by the laws of any jurisdiction other than the laws of the State and the Federal law of the United States. This letter is furnished only to and is solely for the benefit of the Initial Purchasers, and each of their successors and assigns. This opinion is not to be relied upon by any other person or entity without our prior written consent.

Very truly yours,

Janney E. Sanders, for the firm